Exhibit 20.3

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

Extraordinary General Meeting of Shareholders

(Name of ADR holder)

(Number of ADRs held)

Resolutions presented for consideration by the Extraordinary General Meeting of Shareholders of Melco Crown Entertainment Limited (the “Company”) on December 7, 2016.

Special Resolutions	For	Against	Abstained

To (a) approve certain amendments to (i) the Company’s 2011 Share Incentive Plan adopted on 6 October 2011 and subsequently amended on 20 May 2015 (the “MCE 2011 Plan”), and (ii) the Share Incentive Plan of its subsidiary, Melco Crown (Philippines) Resorts Limited (“MCP”) (the “MCP 2013 Plan”) adopted on 19 February 2013 and subsequently amended on 21 June 2013 and 18 May 2015, in each case, including inserting references to, and provisions required by Hong Kong laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in order to comply with the Listing Rules, following the consolidation of the Company and MCP into the group of Melco International Development Limited (“Melco”) as subsidiaries of Melco for accounting and Listing Rules purposes, such amendments to be effective upon the approval by shareholders of Melco at its general meeting and additionally, in the case of MCP 2013 Plan, the approval by shareholders of MCP at its stockholders’ meeting, and (b) authorize any one Director and/or the Company Secretary (collectively, the “Authorized Representatives”) to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Authorized Representative might deem appropriate, and approve all such actions by any Authorized Representative on behalf of the Company in connection with the foregoing resolution.

(Signature)